SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              AMENDMENT NO. 2
                                     TO
                               SCHEDULE 14D-1
                           TENDER OFFER STATEMENT
                        Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934

                        Communications Central Inc.
                         (Name of Subject Company)
                         PhoneTel Acquisition Corp.
                        PhoneTel Technologies, Inc.
                                 (Bidders)
                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)
                                203388 10 3
                   (CUSIP Number of Class of Securities)

                           Tammy L. Martin, Esq.
                          Executive Vice President
                       Chief Administrative Officer,
                            and General Counsel
                             1127 Euclid Avenue
                                 Suite 650
                         Cleveland, Ohio 44115-1601
                               (216) 241-2555
        (Name, Address and Telephone Number of Person authorized to
          Receive Notices and Communications on Behalf of Bidder)

                                  Copy to:

                          Stephen M. Banker, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000



                                TENDER OFFER


               This Statement ("Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on March 20, 1997, as amended by Amendment No. 1 to the Schedule 14D-1 filed with the Commission on April 16, 1997 (as so amended, the "Schedule 14D-1"), relating to the offer by PhoneTel Acquisition Corp., a Georgia corporation (the "Purchaser") and a wholly owned subsidiary of PhoneTel Technologies, Inc., an Ohio corporation ("PhoneTel"), to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated rights to purchase shares of Common Stock (the "Rights" and, together with the Common Stock, the "Shares"), of Communications Central Inc., a Georgia corporation (the "Company"), at $12.85 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 20, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

               (b) The Purchaser and PhoneTel have extended the date on which the Offer expires and the Offer will expire at 12:00 Midnight, New York City time, on Tuesday, August 5, 1997, unless further extended.

               The information set forth under the caption "INTRODUCTION" and under the caption "Section 11 -- Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other
Agreements" in the Offer to Purchase and incorporated by reference in the
Schedule 14D-1 is hereby amended and supplemented as follows:

               On May 15, 1997, PhoneTel, the Purchaser and the Company entered into the First Amendment (the "First Amendment") to Agreement and Plan of Merger dated as of March 14, 1997 (the "Merger Agreement" and as so amended, the "Amended Merger Agreement").

               Pursuant to the Amended Merger Agreement, the Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer, that number of Shares which represents at least seventy-five percent (75%) of the Shares outstanding (but in no event less than 50.1% of the Shares outstanding on a fully diluted basis). As of the close of business on May 14, 1997, 6,112,181 Shares had been tendered to the Depositary. This represents approximately 97% of the Shares outstanding.

               On May 15, 1997, First Union National Bank of Georgia, as Escrow Agent, the Company and PhoneTel entered into the Release and Termination (the "Release and Termination") pursuant to which, in accordance with the Amended Merger Agreement, among other things, (i) the Company and PhoneTel authorized the Escrow Agent to release to the Company $5 million in cash, defined as the Escrow Amount, previously deposited with the Escrow Agent by PhoneTel, subject to the Company's obligation to retain $3.5 million of the Escrow Amount in a separate account and commitment not to spend or commit to spend such retained funds without PhoneTel's prior written consent until the earlier of the (a) purchase of Shares in the Offer or (b) termination of the Amended Merger Agreement, and (ii) the Company and PhoneTel discharged the Escrow Agent under the Escrow Agreement dated as of March 14, 1997.

               The foregoing summary of certain provisions of the First Amendment and the Release and Termination is qualified in its entirety by reference to the full text of the First Amendment and the Release and Termination which are incorporated herein by reference and copies of which are attached hereto as Exhibit (c)(5) and Exhibit (c)(6), respectively.

Item 5. Purpose of the Tender Offer and Plans or Proposal of the Bidder.

               (a) The information set forth under the captions "INTRODUCTION" and "Section 11 -- Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" in the Offer to Purchase and incorporated by reference in the Schedule 14D-1 is hereby amended and supplemented to the effect set forth in the response to Item 3(b) of this Amendment No. 2, which response is incorporated by reference in this Item 5.

Item 7. Contracts Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

               The information set forth under the captions "INTRODUCTION" and "Section 11 -- Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" in the Offer to Purchase and incorporated by reference in the Schedule 14D-1 is hereby amended and supplemented to the effect set forth in the response to Item 3(b) of this Amendment No. 2, which response is incorporated by reference in this Item 7.

Item 10. Additional Information.

               (f) The Purchaser and PhoneTel have extended the date on which the Offer expires and the Offer will expire at 12:00 Midnight, New York City time, on Tuesday, August 5, 1997, unless further extended.

               On May 1, 1997, the waiting period under the HSR Act with respect to the Offer and the Merger expired at 11:59 p.m., New York City time.

Item 11. Materials to be Filed as Exhibits.

               Item 11 is hereby amended and supplemented to add the following:

               (a)(10) Press Release issued by PhoneTel dated May 15, 1997

               (c)(5) First Amendment to Agreement and Plan of Merger, dated as of May 15, 1997, by and among PhoneTel, the Purchaser and the Company

               (c)(6) Release and Termination dated as of May 15, 1997 among First Union National Bank of Georgia, the Company and PhoneTel



                                 SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 1997

                              PHONETEL ACQUISITION CORP.



                              By:  /s/ Peter G. Graf
                                       Peter G. Graf
                                       Chairman and Chief Executive Officer



                                 SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 1997

                              PHONETEL TECHNOLOGIES, INC.



                              By:  /s/  Peter G. Graf
                                        Peter G. Graf
                                        Chairman and Chief Executive Officer



                             INDEX TO EXHIBITS



Exhibit Number    Exhibit

(a)(10)   Press Release issued by PhoneTel dated May 15, 1997

(c)(5) First Amendment to Agreement and Plan of Merger, dated as of May 15, 1997, by and among PhoneTel, the Purchaser and the Company

(c)(6) Release and Termination dated as of May 15, 1997 among First Union National Bank of Georgia, the Company and PhoneTel